UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42667

Fuxing China Group Limited

Hangbian Industry Area

Longhu Town, Jinjiang City

Fujian Province 362241

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Financial Condition and Results of Operations

On September 15, 2025, Fuxing China Group Limited, a company with limited liability incorporated in Bermuda (the “Company”), released its interim report, including the related unaudited and unreviewed consolidated financial statements of the Company for the three months ended June 30, 2025 (the “Interim Report”).

The Interim Report and accompanying consolidated interim financial statements are unreviewed and unaudited and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited and unreviewed financial statements may not include all disclosures required by U.S. GAAP for interim financial statements.

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EXHIBIT INDEX

Exhibit No	Description
99.1	Interim report of the Company for the three months ended June 30, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuxing China Group Limited

Date: September 15, 2025	By:	/s/ Shaolin Hong
	Name:	Shaolin Hong
	Title:	Chief Executive Officer

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